UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2018

SlideBelts Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10910

Delaware	46-3346479
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5272 Robert J Mathews Pkwy El Dorado Hills, CA (Address of principal executive offices)	95762 (Zip Code)

(888) 754-3311

Registrant’s telephone number, including area code

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “SlideBelts,” “we,” “us,” “our” or “the company” refers to SlideBelts Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Business

Overview

Founded in 2007, SlideBelts is an e-commerce retailer of modernized classic accessories that suit the minimalist aesthetic of enduring style. While the brand has recently expanded its offering of products to include a line of minimalist watches, SlideBelts’ flagship products are its high-quality, perfect fitting belts that are comfortable, stylish, and easy to adjust.

The company has been recognized by third-party industry analysts in recent years, ranking on the Inc. 5000 list of America’s Fastest-Growing Private Companies three years in a row (2016, 2017, and 2018). Additionally, SlideBelts’ core belief that its growth reflects the capabilities and commitment of its employees is exemplified by its top ranking on Fortune Magazine’s list of Best Small Workplaces in 2017.

SlideBelts’ products are sold direct to consumers through its website (www.slidebelts.com) and various online retailers.

Principal Products and Services

SlideBelts’ unique belts utilize the brand’s patented dual-lever ratchet design, which offers improved function and ease of use over traditional belts. The company offers a wide range of belt options, including premium selections of top-grain and full-grain leathers, high-quality canvas, and non-synthetic, vegan products that provide customers with animal-friendly and cruelty-free options.

The Survival Belt is the company’s newest and best-selling belt, which was specifically developed for the outdoor enthusiast and represents the brand’s focus on fashion with function. The Survival Belt - which houses a knife, fire starter, LED flashlight, and bottle opener all within the buckle itself - provides classic simplicity, while camouflaging essential tools for less civilized environments.

SlideBelts has recently expanded its design ethos to a wider range of accessories, including a full line of men’s and women’s watches that the brand just launched in July.

Our star product is the “Survival Belt,” which was the main product featured in our 2014 Kickstarter campaign. Our Kickstarter campaign raised over $200,000 from over 2,000 backers, exceeding our fundraising goal of $60,000 by over 333%. As of the date of this 1-K report , we have fulfilled every order from our Kickstarter campaign. Our flagship product is the SlideBelts “Leather Ratchet Belt” which consistently maintains great customer feedback.

The Survival Belt represents 21% of our total revenues as of the date of this report . Our other top-selling products are the “Classic Black Belt”, and the “Black Top Grain Belt,” which represent 12% and 8% of our total revenues, respectively as of the date of this report.

Design Process

Innovation is the foundation of everything we do. There's a reason that we're among the first to overhaul this age-old accessory that's been a prominent wardrobe staple since the 16th century — while the traditional prong/hole approach has been sufficient for centuries, there was an obvious opportunity to upgrade the belt to make it more intuitive, functional, and stylish. While a basic ratcheting belt system already existed at the time, Founder Brig Taylor saw many major flaws with this design: the little lever on the underside of the buckle was hard to reach, the magnetic mechanism often jammed, and the design was clunky and not streamlined for a modern aesthetic. After years of improving, designing, and re-designing an entirely new ratchet buckle, the SlideBelts dual ratchet lever was born and a patent filed. Our one-of-a-kind ratchet design brings innovation, function, & style to a classic accessory. With the same innovative spirit, we are now expanding to other apparel accessories

Suppliers

We source our products from suppliers located in the United States and various countries in the Asia Pacific region.   As we continue to expand our offering with new leather straps and buckle styles, and product categories, we will also continue to diversify our supplier base. We do have contracts with certain suppliers. For the ones that we don’t we rely instead on purchase orders. Holidays in the manufacturing countries do impact suppliers productions. Certain suppliers are at maximum capacity for production.   To make sure we get our products before the holidays we confirm our holiday orders in Q2.

Shipping

Our products are shipped from our suppliers to SlideBelts Headquarters and Amazon fulfillment centers. Our Amazon Fulfillment Centers are located throughout the US, Canada, and the UK.

Marketing

We utilize a community-based approach to building awareness of our brand. We currently have over 80,400 combined followers on Twitter, Facebook, and Instagram and a strong social media presence. We also work with charities and other strategic partners to support the community and acquire new customers. Our products are sold direct to consumer through our website (www.slidebelts.com). Approximately 35%   of our revenue is derived from other channels, such as third-party e-commerce sites, royalties, kiosks and distributors.

We use a broad set of tools to help us acquire and retain customers. They include, but are not limited to, digital advertising through social media, influencer marketing, direct mail, strategic partnerships and referral programs. We track and utilize key metrics such as customer acquisition cost, lifetime value per customer, cost per impression, cost per click, and others.

Market

We see our potential market as any person who wears pants with belt loops is in the market for our products. Our ultimate goal is "world domination of waistlines." We have not quantified the exact number of potential customers or the value of this market.

Competition

We face direct competition from other digitally competent, vertically integrated brands such as Mission Belt, NexBelt, Kore Belt, Anson Belt.

Employees

Currently, we have 29 full-time employees and 3 part-time employees working primarily out of our headquarters in El Dorado Hills, California.

Intellectual Property

SlideBelts Inc. holds a number of patents on our proprietary belt’s adjustment system, as well as design patents on the belt’s buckle and a belt hanger for the belt. We also currently hold trademarks in the United States on the name “SlideBelts”, “Survival Belt” (one of our best-selling belts), and a number of slogans related to our company’s brand. Please see below for a summary of our company’s intellectual property.

Patent Number	Title	Date of Patent Grant
US 9,149,090 B1	Belt Adjustment System	October 6, 2015
US 9,370,223 B1	Belt Adjustment System	June 21, 2016
US 9,351,526 B1	Belt with integrated adjustment slots and belt fabrication method	May 31, 2016
US D776,568 S	Belt buckle	January 17, 2017
US D806,400 S	Belt Hanger	January 2, 2018
US D822,988 S	Wallet	July 17, 2018
US 10,219,585 B2	Belt Buckle With Integrated Tool	March 5, 2019

Registration Number	Mark	Date Registered
5,064,410	Simple. Subtle. Stylish.	October 18, 2016
4,675,546	SlideBelts Logo	January 20, 2015
4,678,676	Carry Less. Adventure More.	January 27, 2015
4,514,483	Gird Up Your Loins	April 15, 2014
4,532,742	SlideBelts	May 20, 2014
5,298,451	Survival Belt	September 26, 2017
5,242,684	SlideBelts With Wing	July 11, 2017
5,435,836	SlideBelts	April 03, 2018

In addition to the above, we have 3 pending patent applications, and 5 pending trademark applications, including one pending trademark application in Canada.

Litigation

From time to time, the company may be involved in a variety of legal matters that arise in the normal course of business.

Property

SlideBelts currently leases its premises and owns no significant plant or equipment. The company’s leases a 58,300 square foot facility in El Dorado Hills, California serves as its headquarters.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2018 and December 31, 2017 and should be read in conjunction with our financial statements and the related notes included in report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

SlideBelts Inc. is a wearable technology company that designs, manufactures and markets innovative “ratchet belts,” which are patented belts made without holes. The company is engaged in the design, development, manufacturing and distribution of its adjustable ratchet belts and other apparel. It primarily distributes its products via its website, www.slidebelts.com, and through third-party e-commerce retailers.

The company’s gross profits reflect net revenues minus the cost of net revenues. The company typically collects revenue upon sale of an item and recognizes the revenue when the item has shipped. Operating expenses largely consist of sales & marketing expenses and compensation & benefits expenses.

Results of Operations

Year ended December 31, 2018 Compared to Year ended December 31, 2017

Net revenues for 2018 were $10,615,216, an increase of 30.1%, from net revenues of $8,156,542 in 2017. The increase was due to increased advertising and marketing spend, new ad campaign strategies, growth in customer base and average order value. Online sales represented the company’s largest growth channel, specifically Amazon.com sales, which increased over 80% from gross revenues of $2,069,257 in 2017 to $3,728,659 in 2018.

Cost of net revenues for 2018 was $5,021,806, an increase of 43.7%, from cost of net revenues of $3,495,188 in 2017. Cost of net revenues increased drastically due to higher sales and increased manufacturing costs with the transition to a new factory that offers higher quality products in 2017. Still, gross profits in 2018 were $5,593,410, an increase of 20.0% from $4,661,354 in 2017.

Selling and marketing expenses increased to $3,073,665 for the year ended December 31, 2018, from $1,327,283 for the year ended December 31, 2017, an increase of 131.6%. The increase in selling and marketing expenses was due to higher amortization of advertising costs in 2018, capitalized in accordance with Financial Accounting Standards Board guidance. Deferred advertising costs for 2017 and 2018 were $3,037,273 and $5,126,674 respectively.

General and administrative expenses were $888,758 in 2018, which represented 15.9% of gross profit versus 2017 general and administrative expenses of $605,796, which represented 13.0% of gross profit. The increase in general and administrative expense were the result of increased general and administrative costs primarily related to facilities, depreciation/amortization, and legal expenses.

Compensation and benefits costs increased 54.3% in 2018, equaling $2,578,671, which represented 46.1% of gross profit versus 2017 compensation and benefits costs of $1,671,574 that represented 35.9% of gross revenues. The increase in the compensation and benefits costs is the result of increased salaries for all staff, as well as hiring new employees.

Interest expense increased from $361,242 in 2017 to $582,507 in 2018 as the company increased its indebtedness. See “—Liquidity and Capital Resources” below.

As a result of the foregoing, the company generated a net loss of $1,335,112 in 2018 compared to a net profit of $399,768 in 2017, a decrease of 234%.

Liquidity and Capital Resources

As of December 31, 2018, the company’s cash on hand was $871,853. The company requires the continued infusion of new capital to continue business operations. The company plans to continue to try to raise additional capital through crowdfunding offerings, equity or debt issuances, or any other method available to the company. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

Issuances of Equity and SAFEs

Since inception, the company has funded operations through the issuance of equity securities and SAFEs.

In 2013, the company received $50,000 from its initial issuance of Common Stock, which was later converted into Class A Common Stock.

In 2017, the company completed a Regulation Crowdfunding offering in which it entered into SAFE agreements (Simple Agreement for Future Equity) with investors in exchange for cash investments totaling $1,069,982. The SAFE agreements have no interest rate or maturity date. The SAFE agreements entered into become convertible into shares of the company’s Class A Non-Voting Common Stock. The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 20% discount to the pricing in the triggering equity financing; B) the price implied by a $20,000,000 valuation cap divided by the capitalization of the company (as defined in the agreements) at the triggering equity financing. As of As of December 31, 2018, the SAFE agreements have not yet converted as a qualifying financing had not yet occurred. As described under “Securities Being Offered,” the SAFE securities contain a conversion provision that will be triggered by this offering.

On October 2, 2017, pursuant to a Stock Purchase Agreement of same date, the company issued Alex Chnaiderman, a director of the company, 5,536,851 shares of Class A Common Stock for $1,000,000. In addition, pursuant to the same Stock Purchase Agreement dated October 2, 2017, the company issued two warrants to purchase shares of the company’s Class A Common Stock. Each warrant entitles Chnaiderman to purchase 5,536,851 shares of Class A Common Stock for $1,000,000. On May 30, 2018, Alex Chnaiderman exercised one of these warrants, and the company issued 5,536,851 shares of Class A Common Stock at $0.180608 per share for $1,000,000.

The company used the net proceeds of the previous Regulation Crowdfunding offering and sale of its Class A Common Stock for payment of debt, general working capital, marketing, product development, patents, trademarks, and new staff.

On April 11, 2019, pursuant to a securities purchase agreement dated April 8, 2019, the company entered into an agreement to sell 12,871,000 shares of its Class C Common Stock to Alex Chnaiderman for total proceeds of $1,100,000, representing approximately $0.085463 per share. The company issued these shares to Mr. Chnaiderman on April 12, 2019.

Indebtedness

On October 11, 2017, the Company entered in a 6-year term loan agreement with Toyota Financial Services in the amount of $39,854, bearing interest at 5.54% with a required monthly principal and interest payment of $653. Total interest expense on loans with Toyota Financial Services was $1,856 and $426 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $30,239 and $36,223 as of December 2018 and 2017, respectively.

On September 4, 2018, the Company entered in a 12-month term loan agreement with Amazon Capital Services, Inc, in the amount of $585,000, bearing interest at 15.22% with a required monthly principal and interest payment of $52,861. This was one of a series of loan agreements with Amazon Capital Services, Inc. opened and repaid during 2018. On September 7, 2017, the Company entered in a 12-month term loan agreement with Amazon Capital Services, Inc, in the amount of $492,000, bearing interest at 14.9% with a required monthly principal and interest payment of $44,204. This was one of a series of loan agreements with Amazon Capital Services, Inc. opened and repaid during 2017. Total interest expense on loans with Amazon Capital Services, Inc. was $62,525 and $48,369 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $446,937 and $374,216 as of December 31, 2018 and 2017, respectively.

On August 4, 2015, the Company entered into a 7-year term loan agreement with First US Credit Union in the amount of $700,000, bearing a variable interest rate based on the WSJ prime rate commencing at 6% with a required monthly principal and interest payment of $10,226. Interest expense on this loan was $33,354 and $36,033 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $406,920 and $504,048 as of December 31, 2018 and 2017, respectively.

On April 10, 2017, the Company entered into a 12-month term loan agreement with Celtic Bank in the amount of $76,700, bearing varying monthly interest rates of 1% - 3.75%, with required monthly principal and interest payments of $7,159-$9,268. Interest expense on the loan was $0 and $10,559 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $0 and $0 as of December 31, 2018 and 2017, respectively. The loans were all paid off in 2017.

During 2018, the Company entered into several short-term loan agreement with UPS Capital in the amount of $419,704, with a 1.8% fee applied to the principal amount. Principal and associated fee to be paid 60 days after funding. Interest expense on these loans totaled $3,207 for the year ended December 31, 2018. The unpaid principal balance was $419,704 as of December 31, 2018. On July 15, 2018, the Company entered into a 5-year term loan agreement with Financial Pacific Leasing in the amount of $160,805, bearing an interest rate of 5.75% with a required monthly principal and interest payment of $3,075. Interest expense on this loan was $3,667 for the year ended December 31, 2018. The unpaid principal balance was $146,020 as of December 31, 2018.

On October 12, 2018, the Company entered in a short-term loan agreement with Kabbage in the amount of $112,000, with a 1.5% monthly fee on the origination loan amount during months 1-6, and a 1.0% monthly fee on the original loan amount during months 7-12, resulting in an average monthly principal and interest fee payment of $10,733. The total unpaid principal balance was $93,333 as of December 31, 2018. Interest expense totaled $3,360 for the year ended December 31, 2018.

On November 2, 2016, the Company entered into a 260-day term loan agreement with Direct Capital in the amount of $75,000, bearing interest at 24.9%, with a required daily principal and interest payment of $326. Interest expense on the loan was $0 and $8,296 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $0 and $0 as of December 31, 2018 and 2017, respectively. The loan was paid off in 2017.

On October 28, 2016, the Company entered into a 7-month term loan agreement with Merchant Capital Source in the amount of $200,000, bearing interest at 51.4%, with a required daily principal and interest payment of $1,238. Interest expense on the loan was $0 and $48,001 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $0 and $0 as of December 31, 2018 and 2017, respectively. The loan was paid off in 2017.

On March 1, 2016, the Company entered into a 36-month term loan agreement with US Bank in the amount of $18,412, bearing interest at 6.85%, with a required monthly principal and interest payment of $567. Interest expense on this loan was $0 and $1,176 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $0 and $0 as of December 31, 2018 and 2017, respectively. The loan was paid off in 2017.

On October 27, 2015, the Company entered into a 33-month term loan agreement with Crest Capital in the amount of $12,627, bearing interest at 14.38%, with a required monthly principal and interest payment of $460. On July 21, 2015, the Company entered into a 36-month term loan agreement with Crest Capital in the amount of $11,558, bearing interest at 15.25%, with a required monthly principal and interest payment of $390. Interest expense on these loans were $0 and $499 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $0 and $0 as of December 31, 2018 and 2017, respectively. The loans were paid off in 2017.

On October 12, 2018, the Company entered in a short-term loan agreement with Shopify Capital, Inc, in the amount of $350,000, the Company is to remit 14% of Shopify sales until $ 388,500 is paid back. This was one of a series of loan agreements with Shopify Capital, Inc. that was opened and repaid during 2018. On May 11, 2017, the Company entered into a short-term loan agreement with Shopify Capital, Inc. in the amount of $500,000, the Company is to remit 14% of Shopify sales to Shopify until $550,000 is paid back. The total unpaid principal balance was $165,129 and 42,954 as of December 31, 2018 and 2017, respectively. The Company had entered into several agreements with Shopify during 2018 and 2017, total interest expense on all arrangements totaled $107,561 and $99,807 for the years ended December 31, 2018 and 2017, respectively.

On October 4, 2018, the Company entered into a short-term loan agreement with PayPal Working Capital in the amount of $104,000. The Company was to remit 10% of PayPal sales to PayPal until $110,525 was paid back. This was one of a series of loan agreements with PayPal Working Capital that was opened and repaid during 2018. On November 4, 2016, the Company entered into a short-term loan agreement with PayPal Working Capital in the amount of $97,000. The Company was to remit 15% of PayPal sales to PayPal until $102,029 was paid back. The unpaid principal balance to PayPal Working Capital was $26,646 and $0 as of December 31, 2018 and 2017, respectively. The Company had entered into several agreements with PayPal during 2018, total interest expense on all arrangements totaled $6,765 and $14,991 for the year ended December 31, 2018 and 2017, respectively.

During 2018, the Company entered into several loan agreements with Clearbanc in the amount of $670,443, bearing interest ranging from 9.25% to 15%. Interest expense on these loans totaled $26,560 for the year ended December 31, 2018. The unpaid principal balance was $291,214 as of December 31, 2018.

As of December 31, 2018, we have total outstanding debt obligations of $3,242,852 on our loans, revenue financing arrangements, and lines of credit.

Trend Information

We are focused on acquiring new customers, as well as increasing the number of repeat purchasers for our product. We believe this is the best way to sustain our growth in the long term. We have also expanded into new products, which we believe will enable us to continue to attract new customers to our company, as well as attract repeat customers for new purchases. Our continued investment in marketing and products will be critical factors in the future revenue growth of our company.

Item 3. Directors and Officers

The company’s executive officers and directors are listed below. The executive officers are full-time employees.

Name	Position	Age	Date Appointed to Current Position
Executive Officers
Brig Taylor	Chief Executive Officer, President	35	September 2015
Michelle Taylor	Chief Creative Officer	32	August 2018
Frederick Lilley	Chief Operating Officer	38	January 2015
Navi Singh	Senior Administrative Officer, Secretary	38	August 2018
Kennard Boutté-Nears	VP of Finance	26	November 2018
Courtney Abrew	HR Manager	26	April 2016

Directors
Brig Taylor	Director	34	June 2013
Chris Gordon	Director	44	June 2013
Alex Chnaiderman	Director	36	October 2017

Family Relationships

Brig Taylor and Michelle Taylor are married.

Brig Taylor, Founder, President and CEO

Brig Taylor is the founder and CEO of SlideBelts. Having served as a Director of the company since 2013, Brig has held his current position as SlideBelts' Chief Executive Officer since 2015. Previously, he held the offices of Chief Financial Officer, Secretary and Chief Operations Officer for SlideBelts. Brig has more than 10 years of experience running and operating SlideBelts, having started the company in 2007 as a sole proprietorship for a few years before ultimately forming SlideBelts Inc. Brig graduated from BYU in 2010 and has been married to Michelle Taylor since 2008.

Michelle Taylor, Secretary and Creative Director

Michelle Taylor has held her current position as SlideBelts' Chief Creative Officer since August 2018. She has served in a number of capacities for SlideBelts, including President, Secretary, and Creative Director, as well as serving as a Director of the company from 2013 until August 2018. Additionally, Michelle previously held the office of Chief Executive Officer for SlideBelts and has accumulated more than 9 years of experience running and operating the business. In her current role as Chief Creative Officer, she's responsible for the direction and oversight of the Creative Team in all inward and outward-facing materials, such as the company website, branding, promotional materials, marketing materials, and ads. Michelle's facilitation of project direction and final approval over all creative endeavors are critical to the brand's success. Michelle married Brig Taylor in 2008 and graduated from BYU in 2010.

Frederick Lilley, Chief Operating Officer

Frederick “Rick” Lilley has served as Chief Operating Officer of the company since 2015. He started with SlideBelts in 2014 bringing 15 years of fashion, retail and leadership experience serving in various roles for Vans Inc. He graduated from Baker College in Flint, Michigan.

Navinesh Singh, Senior Administrative Officer, Secretary

Navinesh Singh joined SlideBelts in 2014 as Corporate Services Manager Beginning in 2015, Navinesh began to serve as Director and Chief Financial Officer SlideBelts. He began serving as Senior Administrative Officer in August 2017, and has been serving as Secretary since August 2018. Prior to joining SlideBelts, Navinesh was the Corporate Services Manager/ HR Administrator in 2013. Navinesh brings13 years of business experience to SlideBelts from serving in various leadership roles with IT solutions and data hosting. He attended California State University, Sacramento.

Kennard Boutté-Nears, Vice President of Finance

Kennard Boutté-Nears joined SlideBelts in 2017 as a Senior Accountant. In 2018, he was appointed SlideBelts Vice President of Finance. Prior to joining SlideBelts, Kennard was a Corporate Accountant at ViaSat, Inc. where he began in 2015. Kennard is a certified public accountant in the State of California, and earned a B.S. degree in Accounting from California State University, Fresno.

Courtney Abrew, HR Manager

Courtney Abrew serves as our company’s HR Manager. She has held this position since January 2017. She has been employed at the company since April 2016, when she started as an HR Assistant. Working to build the current processes and procedures of our HR department. From 2013 to April 2016, Courtney was completing her education at a California State University, from which she holds a bachelor's degree in Human Resource Management.

Chris Gordon, Director

Chris Gordon has served as a Director of the company since 2013. Chris has been a civil litigator for over 16 years. He is the founder of The Gordon Law Firm. He is an Angel Investor in the company. Chris obtained his B.A. from University of Utah, and his J.D. from Pennsylvania State University, the Dickinson School of Law.

Alex Chnaiderman, Director

Alexandre Chnaiderman has been a member of our board since October 2017. In addition to being on the board for SlideBelts, Alex is an active member of numerous other boards and companies, most notably Sleep Country Canada Inc. since 2009 to present. In his position as Director he oversees the Total Rewards and HRIS side of the business which includes budgeting of over $150 million and compensation of over $100 million per year. Alex is a seasoned entrepreneur with a long-standing history. He started his career with the Ministry of Health and Long Term Care, where he managed various long term care facilities. From there he moved on into real estate investments, followed by investments into start-ups, fashion and retail companies. Alex holds a Bachelor of Commerce from Queens University, as well as a CPM and Retail Innovation and Strategy degree from St. Mary’s University.

Special Management Rights of Alex Chnaiderman

Pursuant to the terms of a securities purchase agreement dated April 8, 2019 through which Mr. Chnaiderman invested in the Company, Mr. Chnaiderman was granted approval rights for certain actions by the company, including, (i) any material changes to the company’s marketing or advertising plans, (ii) any indebtedness to be incurred by the company other than to vendors in the ordinary course of business, (iii) any new hires, other than replacements, (iv) any purchases by the company in excess of $150,000, (v) any plans to develop new products, (vi) the adoption of budgets, and (vii) any material changes to a budget that has already been adopted.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2018, we compensated our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Brig Taylor	CEO, President	$155,333.13	0	$155,333.13
Michelle Taylor	Creative Director	$117,126.08	0	$117,126.08
Cameron Diegle	Financial Controller	$106,526.89	7,466(1)	$113,992.89

(1)	This includes stock based compensation

For the fiscal year ended December 31, 2018, we paid our directors as a group (3) $0. There are three directors as of the date of this report.

Other than cash compensation, health benefits and stock options, no other compensation was provided to the executive officers, including in their capacity as directors of the company. One of our Directors, Alex Chnaiderman, is entitled to reimbursement by the company of the cost of transportation and lodging for a single visit to the company’s headquarters at some point in 2019.

2016 Stock Incentive Plan

The company has adopted the 2016 Stock Incentive Plan, as amended and restated (the “Plan”), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 20,000,000 shares as of December 31, 2018 and December 31, 2017. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan’s inception. Shares available for grant under the Plan amounted to 10,067,833 and 16,190,000 as of December 31,2018 and December 31, 2017 respectively.

Item 4. Security Ownership of Management and Certain Security holders

The following table sets out, as of the date of this report , the voting securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the company’s voting securities, or having the right to acquire those securities. The table assumes that all options and warrants have vested. The company’s voting securities include all shares of Class B Common Stock.

Name and Address of Beneficial Owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Brig Taylor, 5272 Robert J Mathews El Dorado Hills, CA 95762	Class B Common Stock	1,500,000	0	100%
Alexandre Chnaiderman 5272 Robert J Mathews El Dorado Hills, CA 95762	Class C Common Stock (1)	12,871,000	0	100%

(1) The Class C Common Stock does not have any voting rights. Pursuant to the terms of an securities purchase agreement between the company and Alex Chnaiderman, Mr. Chnaiderman was granted approval rights for certain actions by the company, including any material changes to the company’s marketing or advertising plans, any actions to incur indebtedness by the company other than to vendors in the ordinary course of business, new hires (other than replacements), any purchases by the company in excess of $150,000, any plans to develop new products, the adoption of budgets, and any material changes to a budget that has already been adopted. (See Exhibit 6.17). These rights were not granted by the Company’s Certificate of Incorporation.

Item 5. Interest of Management and Others in Certain Transactions

On October 2, 2017, pursuant to a Stock Purchase Agreement of same date, the company issued Alex Chnaiderman, a director of the company, 5,536,851 shares of Class A Common Stock for $1,000,000. In addition, pursuant to the same Stock Purchase Agreement dated October 2, 2017, the company issued two warrants to purchase shares of the company’s Class A Common Stock. Each warrant entitles Chnaiderman to purchase 5,536,851 shares of Class A Common Stock for $1,000,000. On May 30, 2018, Alex Chnaiderman exercised one of these warrants, and the company issued 5,536,851 shares of Class A Common Stock at $0.180608 per share for $1,000,000. The other warrant is still outstanding as of the date of of this 1-K report report, and expires on October 2, 2019. On February 2, 2018, the company entered into a promissory note agreement with Alex Chnaiderman in the amount of $1,000,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources - Indebtedness." Alex Chnaiderman and his wife also purchased $200,000 worth of SAFE notes in our previous Regulation Crowdfunding offering.

On April 11, 2019, pursuant to a securities purchase agreement dated April 8, 2019, the company entered into an agreement to sell 12,871,000 shares of its Class C Common Stock to Alex Chnaiderman for total proceeds of $1,100,000, representing approximately $0.085463 per share. The company issued these shares to Mr. Chnaiderman on April 12, 2019.

Item 6. Other Information

None.

Item 7. Financial Statements

SlideBelts, Inc.

A Delaware Corporation

Financial Statements and Independent Auditor’s Report

December 31, 2018 and 2017

SlideBelts, Inc.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders of SlideBelts, Inc.

We have audited the accompanying financial statements of SlideBelts, Inc., which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SlideBelts, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Spokane, Washington

April 30, 2019

SLIDEBELTS, INC.

BALANCE SHEETS

As of December 31, 2018 and 2017

	2018	2017

ASSETS
Current Assets:
Cash and cash equivalents	$871,853	$873,662
Accounts receivable	116,536	172,045
Prepaid expenses	129,686	28,613
Deposits	22,266	10,166
Deferred offering costs	133,713	-
Inventory	1,626,108	804,189
Inventory-in-transit	236,412	94,836
Total Current Assets	3,136,574	1,983,511

Non-Current Assets:
Property and equipment, net	1,017,288	263,473
Deferred loan fees, net	9,754	12,613
Finance lease-right-of-use-asset	1,719,005	-
Intangible assets, net	108,766	83,378
Software, net	99,981	-
Deferred advertising costs	5,126,674	3,037,273
Total Non-Current Assets	8,081,468	3,396,737

TOTAL ASSETS	$11,218,042	$5,380,248

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

SLIDEBELTS, INC.

BALANCE SHEETS

As of December 31, 2018 and 2017

	2018	2017

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Current Liabilities:
Accounts payable	$2,643,440	$1,366,947
Accrued expenses	669,321	269,834
Deferred revenues	36,748	37,080
Revenue financing arrangements	482,788	42,954
Other current liabilities	1,724	1,439
Loans payable - current	1,100,753	476,867
Related party loans payable - current	1,700,000	-
Finance lease liability - current	68,085	-
Total Current Liabilities	6,702,859	2,195,121
Long-Term Liabilities:
Lease payable - long-term	-	1,724
Loans payable - long-term	442,102	437,620
SAFE agreements	1,069,982	1,069,982
Finance lease liability - long-term	1,812,717	-
Deferred tax liability	-	211,552
Total Long-Term Liabilities	3,324,801	1,720,878

Total Liabilities	10,027,660	3,915,999

Stockholders' Equity :
Class A Common Stock, $0.001 par, 1,000,000,000 shares authorized, 59,573,702 and 54,036,851 shares issued and outstanding, as of December 31, 2018 and 2017, respectively.	59,574	54,037
Class B Common Stock, $0.001 par, 1,500,000 shares authorized, 1,500,000 and 1,500,000 shares issued and outstanding, as of December 31, 2018 and 2017, respectively.	1,500	1,500
Additional paid-in capital	2,109,944	1,054,236
Retained earnings/(accumulated deficit)	(980,636)	354,476
Total Stockholders' Equity	1,190,382	1,464,249

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$11,218,042	$5,380,248

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

SLIDEBELTS, INC.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2018 and 2017

	2018	2017

Net revenues	$10,615,216	$8,156,542
Costs of net revenues	(5,021,806)	(3,495,188)
Gross profit	5,593,410	4,661,354

Operating Expenses:
Sales & marketing	3,073,665	1,327,283
Compensation & benefits	2,578,671	1,671,574
General & administrative	888,758	605,796
Research & development	16,473	16,812
Total Operating Expenses	6,557,567	3,621,465

Income/(Loss) from operations	(964,157)	1,039,889

Other Income/(Expense):
Interest expense	(582,507)	(361,242)
SAFE offering costs	-	(103,868)
Total Other Income/(Expense)	(582,507)	(465,110)

Income/(Loss) before provision for income taxes	(1,546,664)	574,779

Provision/(Benefit) for income taxes	211,552	(175,011)

Net Income/(Loss)	$(1,335,112)	$399,768

Basic net income per common share	$(0.0227)	$0.0078
Diluted net income per common share	$(0.0227)	$0.0074

Weighted average shares outstanding :
-Basic	58,813,453	51,350,081
-Diluted	58,813,453	53,791,227

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

SLIDEBELTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2018 and 2017

	Common Stock					Retained
	Delaware Corporation				Additional	Earnings	Total
	Class A Common Stock		Class B Common Stock		Paid-In	(Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity

Balance at January 1, 2017	48,500,000	$48,500	1,500,000	$1,500	$5,067	$(45,292)	$9,775

Class A Common Stock issuance	5,536,851	5,537	-	-	994,463	-	1,000,000
Offering costs	-	-	-	-	(7,576)	-	(7,576)
Stock-based compensation	-	-	-	-	62,282	-	62,282
Net income	-	-	-	-	-	399,768	399,768
Balance at December 31, 2017	54,036,851	$54,037	1,500,000	$1,500	$1,054,236	$354,476	$1,464,249

Class A Common Stock issuance	5,536,851	$5,537	-	$-	$997,727	$-	$1,003,264
Stock-based compensation	-	-	-	-	57,981	-	57,981
Net loss	-	-	-	-	-	(1,335,112)	(1,335,112)
Balance at December 31, 2018	59,573,702	$59,574	1,500,000	$1,500	$2,109,944	$(980,636)	$1,190,382

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

SLIDEBELTS, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2018 and 2017

	2018	2017
Cash Flows From Operating Activities
Net Income/(Loss)	$(1,335,112)	$399,768
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	97,453	64,014
Amortization of loan fees	2,859	2,844
Stock compensation expense	57,981	62,282
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	55,509	(43,043)
(Increase)/Decrease in prepaid expenses	(101,073)	(10,558)
(Increase)/Decrease in deposits	(12,100)	(25)
(Increase)/Decrease in deferred offering costs	(133,713)	-
(Increase)/Decrease in inventory	(821,919)	133,167
(Increase)/Decrease in inventory-in-transit	(141,576)	(94,836)
(Increase)/Decrease in deferred advertising costs	(2,089,401)	(2,778,997)
Increase/(Decrease) in accounts payable	1,276,493	837,715
Increase/(Decrease) in accrued expenses	399,489	159,243
Increase/(Decrease) in deferred revenues	(332)	(79,174)
Increase/(Decrease) in other current liabilities	(1,439)	(1,319)
Increase/(Decrease) in deferred tax liability	(211,552)	175,011
Net Cash Used In Operating Activities	(2,958,433)	(1,173,908)

Cash Flows From Investing Activities
Purchase of property and equipment	(847,804)	(129,861)
Purchase of software	(99,981)	-
Cash paid for loan fees, trademarks, and patents	(28,853)	(21,345)
Net Cash Used In Investing Activities	(976,638)	(151,206)

Cash Flows From Financing Activities
Proceeds from issuance of Class A common stock	1,003,264	1,000,000
Repayments on principal portion of lease liability	161,796	-
Offering costs	-	(7,576)
Proceeds on loans payable	2,328,367	787,964
Proceeds/(principal payments) on revenue financing arrangements	439,835	(197,183)
Principal payments on line of credit	-	(4,604)
Net Cash Provided By Financing Activities	3,933,262	1,578,601

Net Change In Cash	(1,809)	253,487

Cash at Beginning of Period	873,662	620,175
Cash at End of Period	$871,853	$873,662

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$577,507	$363,642
Cash paid for income taxes	$-	$-
Purchases of property and equipment in accounts payable	$146,760	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

SLIDEBELTS, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years ended

NOTE 1: NATURE OF OPERATIONS

SlideBelts, Inc. (the “Company”), is a corporation organized June 10, 2013 under the laws of California, subsequently converted to a Delaware corporation on April 29, 2016. The Company is a fashion and apparel company, offering adjustable ratchet belts.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2018 and 2017, the Company’s cash balances exceeded FDIC insured limits by $634,253 and $620,152, respectively.

Inventory and Inventory-in-Transit

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2018 and 2017 consist of products purchased for resale and any materials the Company purchased to modify the products. All inventory held is finished goods as of December 31, 2018 and 2017.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.  As of December 31, 2018 and 2017, the Company carried receivables of $116,536 and $172,045 respectively, and no allowances against such.

See accompanying Independent Auditor’s Report

SLIDEBELTS, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years ended

Property and Equipment & Intangible Assets

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2018 and 2017 have estimated useful lives ranging from 3 to 20 years while capitalizing assets who have a useful life greater than 1 year and whose cost is greater than $250 for property and equipment and all costs are capitalized for patents and trademarks. The Company’s property and equipment, and intangible assets consisted of the following as of December 31, 2018 and 2017:

	2018	2017
Property and equipment, at cost	$1,235,079	$393,723
Accumulated depreciation	(217,791)	(130,250)
Property and equipment, net	$1,017,288	$263,473

Depreciation expense	$93,988	$59,334

Intangibles (Trademarks and patents)	$117,097	$91,110
Accumulated amortization	(8,331)	(7,732)
Intangibles, net	$108,766	$83,378

Amortization expense	$3,465	$4,680

Loan fees	$32,571	$32,571
Accumulated amortization	(22,817)	(19,958)
Loan fees, net	$9,754	$12,613

Interest expense	$2,859	$2,844

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

See accompanying Independent Auditor’s Report

SLIDEBELTS, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years ended

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. Sales tax is collected on sales in California and Indiana and these taxes are recorded as a liability until remittance. The Company includes credit card merchant account fees and Amazon fees as cost of goods sold in the Statements of Operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense either ratably or by the percentage of vested shares, whichever method results in a higher value.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Deferred Advertising Costs

The Company complies with the requirements of FASB ASC 340-20, with regards to capitalized advertising costs. Costs of direct-response advertising which is comprised of online ads and email acquisition campaigns, are capitalized if both the primary purpose is to elicit sales to customers who could be shown to have responded specifically to the advertising and the advertising results in probable future economic benefits. Non-direct/post-purchase marketing was deemed to be immaterial and thus, was left in the amount capitalized. However, if the non-direct/post-purchase marketing does become material in the future, the Company would expense as incurred. Costs are amortized over the period in which the future benefits are expected to be received, which the Company has estimated to be 2.2 years based on analysis of historical results. The amortization period and future economic benefit are calculated based on the average customer lifespan and customer lifetime value. The amount of capitalized advertising costs as of December 31, 2018 and 2017 totaled $5,126,674 and $3,037,273, respectively. Advertising expense during 2018 and 2017 was $3,073,665 and $1,327,283, respectively, and is recorded as sales and marketing expense on the Statement of Operations. No expenses were related to a write-down of net realizable value of deferred advertising costs.

See accompanying Independent Auditor’s Report

SLIDEBELTS, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years ended

Under legacy US GAAP 340-20, direct-response advertising was eligible for capitalization if certain conditions were met. Effective January 1, 2019 Subtopic 340-40 replaces that guidance to require the costs of direct-response advertising to be expensed as they are incurred or the first-time advertising takes place. An entity shall recognize a cumulative effective change to opening retained earnings in the year of adoption of the standard. The Company will be making a one-time $5,126,674 adjustment to retained earnings on January 1, 2019 for the deferred advertising balance as of December 31, 2018 and expensing all future costs from this date forward.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions. The Company converted from a subchapter S-Corporation to a C-Corporation for tax purposes effective on April 29, 2016. Accordingly, all earnings and losses prior to the conversion passed through to the ownership and were not taxable to the Company. Therefore, the Company does not receive the net operating loss carryforward credits for losses prior to the conversion date. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.

Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $5,679,025 and $2,294,397 as of December 31, 2018 and 2017. The Company also has book-to-tax differences related to deferred advertising costs in the amount of $5,126,674 and $3,037,273 as of December 31, 2018 and 2017, respectively. The Company pays Federal and California taxes at rates of 21% and 8.84% and has used a blended effective rate of 28% to derive net tax asset and (liability) of $145,835 and ($211,552) as of December 31, 2018 and 2017, all respectively, resulting from its net operating loss carryforwards, deferred advertising costs and other book-to-tax differences.

See accompanying Independent Auditor’s Report

SLIDEBELTS, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years ended

The Company has recorded a benefit and (provision) for income taxes in the amounts of $211,552 and ($175,011), for the years ended December 31, 2018 and 2017, all respectively. Since the Company has no history of tax profits, the Company recorded a full valuation allowance on the deferred tax asset. No income taxes were due or payable for the years ended December 31, 2018 or 2017.

	2018	2017

Deferred tax assets:
Net operating loss carryforwards	$1,589,196	$642,055
Long-term deferred tax liabilities:
Deferred advertising costs	(1,434,628)	(849,938)
Other	(8,733)	(3,669)
Net deferred tax asset/(liabilities)	$145,835	$(211,552)

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed, while 2018 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: DEFERRED REVENUE

The Company accepted pre-orders during 2018 and 2017, resulting in $36,748 and $37,080 of deferred revenues as of December 31, 2018 and 2017, respectively.

NOTE 4:  LOANS PAYABLE

Line of Credit

On November 15, 2013, the Company entered into a line of credit agreement with JP Morgan Chase Bank, NA, in the amount of $10,000 bearing interest of WSJ Prime plus 6.3%. Interest expense on this loan was $0 and $177 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $0 and $0 as of December 31, 2018 and 2017, respectively. The line of credit was paid off in 2017.

Related Party Loans Payable

During 2018, a major shareholder and executive of the Company lent the Company $1,740,000, bearing interest at 1% per month and shall be payable monthly. Total interest expense on the loans was $103,000 for the year ended December 31, 2018. The unpaid principal balance was $1,700,000. The unpaid principal balance is due on December 31, 2019.

Loans Payable

On October 11, 2017, the Company entered in a 6-year term loan agreement with Toyota Financial Services in the amount of $39,854, bearing interest at 5.54% with a required monthly principal and interest payment of $653. Total interest expense on loans with Toyota Financial Services was $1,856 and $426 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $30,239 and $36,223 as of December 31, 2018 and 2017, respectively.

See accompanying Independent Auditor’s Report

SLIDEBELTS, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years ended

On September 4, 2018, the Company entered in a 12-month term loan agreement with Amazon Capital Services, Inc, in the amount of $585,000, bearing interest at 15.22% with a required monthly principal and interest payment of $52,861. This was one of a series of loan agreements with Amazon Capital Services, Inc. opened and repaid during 2018. On September 7, 2017, the Company entered in a 12-month term loan agreement with Amazon Capital Services, Inc, in the amount of $492,000, bearing interest at 14.9% with a required monthly principal and interest payment of $44,204. This was one of a series of loan agreements with Amazon Capital Services, Inc. opened and repaid during 2017. Total interest expense on loans with Amazon Capital Services, Inc. was $62,525 and $48,369 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $446,937 and $374,216 as of December 31, 2018 and 2017, respectively.

On August 4, 2015, the Company entered into a 7-year term loan agreement with First US Credit Union in the amount of $700,000, bearing a variable interest rate based on the WSJ prime rate commencing at 6% with a required monthly principal and interest payment of $10,226. Interest expense on this loan was $33,354 and $36,033 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $406,920 and $504,048 as of December 31, 2018 and 2017, respectively.

On April 10, 2017, the Company entered into a 12-month term loan agreement with Celtic Bank in the amount of $76,700, bearing varying monthly interest rates of 1% - 3.75%, with required monthly principal and interest payments of $7,159-$9,268. Interest expense on the loan was $0 and $10,559 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $0 and $0 as of December 31, 2018 and 2017, respectively. The loans were all paid off in 2017.

On May 31, 2016, the Company entered into a 12-month year term loan agreement with Celtic Bank in the amount of $100,000, bearing interest at 12%, with a required monthly principal and interest payment of $9,333. Interest expense on this loan was $0 and $357 for the years ended December 31, 2018 and 2017 respectively. The loan was paid off in 2017.

On October 21, 2016, the Company entered into a 6-month term loan agreement with Celtic Bank in the amount of $32,400, bearing varying monthly interest rates of 1-5%, with varying required monthly principal and interest payments of $2,592. Interest expense on this loan was $0 and $2,592 for the years ended December 31, 2018 and 2017 respectively.  The loan was paid off in 2017.

During 2018, the Company entered into several short-term loan agreement with UPS Capital in the amount of $419,704, with a 1.8% fee applied to the principal amount. Principal and associated fee to be paid 60 days after funding. Interest expense on these loans totaled $3,207 for the year ended December 31, 2018. The unpaid principal balance was $419,704 as of December 31, 2018.

On July 15, 2018, the Company entered into a 5-year term loan agreement with Financial Pacific Leasing in the amount of $160,805, bearing an interest rate of 5.75% with a required monthly principal and interest payment of $3,075. Interest expense on this loan was $3,667 for the year ended December 31, 2018. The unpaid principal balance was $146,020 as of December 31, 2018.

On October 12, 2018, the Company entered in a short-term loan agreement with Kabbage in the amount of $112,000, with a 1.5% monthly fee on the origination loan amount during months 1-6, and a 1.0% monthly fee on the original loan amount during months 7-12, resulting in an average monthly principal and interest fee payment of $10,733. The total unpaid principal balance was $93,333 as of December 31, 2018. Interest expense totaled $3,360 for the year ended December 31, 2018.

See accompanying Independent Auditor’s Report

SLIDEBELTS, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years ended

On November 2, 2016, the Company entered into a 260-day term loan agreement with Direct Capital in the amount of $75,000, bearing interest at 24.9%, with a required daily principal and interest payment of $326. Interest expense on the loan was $0 and $8,296 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $0 and $0 as of December 31, 2018 and 2017, respectively. The loan was paid off in 2017.

On October 28, 2016, the Company entered into a 7-month term loan agreement with Merchant Capital Source in the amount of $200,000, bearing interest at 51.4%, with a required daily principal and interest payment of $1,238. Interest expense on the loan was $0 and $48,001 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $0 and $0 as of December 31, 2018 and 2017, respectively. The loan was paid off in 2017.

On March 1, 2016, the Company entered into a 36-month term loan agreement with US Bank in the amount of $18,412, bearing interest at 6.85%, with a required monthly principal and interest payment of $567. Interest expense on this loan was $0 and $1,176 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $0 and $0 as of December 31, 2018 and 2017, respectively. The loan was paid off in 2017.

On October 27, 2015, the Company entered into a 33-month term loan agreement with Crest Capital in the amount of $12,627, bearing interest at 14.38%, with a required monthly principal and interest payment of $460. On July 21, 2015, the Company entered into a 36-month term loan agreement with Crest Capital in the amount of $11,558, bearing interest at 15.25%, with a required monthly principal and interest payment of $390. Interest expense on these loans were $0 and $499 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $0 and $0 as of December 31, 2018 and 2017, respectively. The loans were paid off in 2017.

Revenue Financing Arrangements

The Company accounts for sales of future revenues in accordance with ASC 470-10-25, Sales of Future Revenues.

On October 12, 2018, the Company entered in a short-term loan agreement with Shopify Capital, Inc, in the amount of $350,000, the Company is to remit 14% of Shopify sales until $ 388,500 is paid back. This was one of a series of loan agreements with Shopify Capital, Inc. that was opened and repaid during 2018. On May 11, 2017, the Company entered into a short-term loan agreement with Shopify Capital, Inc. in the amount of $500,000, the Company is to remit 14% of Shopify sales to Shopify until $550,000 is paid back. The total unpaid principal balance was $165,129 and $42,954 as of December 31, 2018 and 2017, respectively. The Company had entered into several agreements with Shopify during 2018 and 2017, total interest expense on all arrangements totaled $107,561 and $99,807 for the years ended December 31, 2018 and 2017, respectively.

On October 4, 2018, the Company entered into a short-term loan agreement with PayPal Working Capital in the amount of $104,000. The Company is to remit 10% of PayPal sales to PayPal until $110,525 was paid back. This was one of a series of loan agreements with Paypal Working Capital that was opened and repaid during 2018. On November 4, 2016, the Company entered into a short-term loan agreement with PayPal Working Capital in the amount of $97,000. The Company was to remit 15% of PayPal sales to PayPal until $102,029 was paid back. The unpaid principal balance to PayPal Working Capital was $26,646 and $0 as of December 31, 2018 and 2017, respectively. The Company had entered into several agreements with PayPal during 2018, total interest expense on all arrangements totaled $6,765 and $14,991 for the year ended December 31, 2018 and 2017, respectively.

See accompanying Independent Auditor’s Report

SLIDEBELTS, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years ended

During 2018, the Company entered into several loan agreements with Clearbanc in the amount of $670,443, bearing interest ranging from 9.25% to 15%. Interest expense on these loans totaled $26,560 for the year ended December 31, 2018. The unpaid principal balance was $291,214 as of December 31, 2018.

Future Minimum Debt Payments

Future minimum debt payments under the Company’s outstanding loans, excluding revenue financing arrangements and SAFE notes are as follows as of December 31, 2018:

2019	$2,800,753
2020	153,325
2021	166,155
2022	104,753
2023	17,869
Total	$3,242,855

NOTE 5: STOCKHOLDERS’ EQUITY

At inception, the Company authorized 100,000 shares of common stock with no par value. In April 2016, in conjunction with the conversion to a Delaware corporation, the Company authorized 1,000,000,000 shares of $0.001 par Class A Common Stock and 50,000,000 shares of $0.001 par Class B Common Stock. On January 27, 2017, the Company amended and restated the Certificate of Incorporation, to reduce the number of authorized shares of Class B Common Stock from 50,000,000 to 1,500,000. As of December 31, 2018 and 2017, 59,573,702 and 54,036,851 shares of Class A Common Stock were issued and outstanding. As of December 31, 2018 and 2017, 1,500,000 shares of Class B Common Stock were issued and outstanding.

In May 2018, the Company issued 5,536,851 shares of Class A Common Stock at $0.180608 per share, resulting in total proceeds of $1,003,264.

In October 2017, the Company issued 5,536,851 shares of Class A Common Stock at $0.180608 per share, resulting in total proceeds of $1,000,000.

The rights, preferences, powers, privileges, and the restrictions, qualifications, and limitations of the Class A Common Stock are identical to those of the Class B Common Stock other than in respect to voting and conversion rights, where Class B Common Stock holders have exclusive voting rights, rights to voluntary convert at a 1:1 rate into Class A Common Stock, and are subject to mandatory conversion into Class A Common Stock upon a permitted transfer of Class B Common Stock (as defined in the Articles of Incorporation). The Class C Common Stock is identical to the Class A Common Stock, other than the fact that it is entitled to a preferred dividend over the Class A Common Stock and Class B Common Stock that is payable only out of surplus or net profits of the Company.

See accompanying Independent Auditor’s Report

SLIDEBELTS, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years ended

NOTE 6: SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2016 Stock Incentive Plan, as amended and restated (the “Plan”), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 20,000,000 shares as of December 31, 2018 and 2017. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan’s inception. Shares available for grant under the Plan amounted to 9,830,333 and 16,190,000 as of December 31, 2018 and 2017, respectively.

The Company’s employee stock-based awards is measured at the grant date based on the fair value of the award and is recognized as expense either ratably or by the percentage of vested shares, whichever method results in a higher value.  Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The Company’s forfeiture policy is based on actual forfeitures, there is no estimation applied at time of grant. The assumptions utilized for option grants during the years ended December 31, 2018 and 2017 is as follows:

See accompanying Independent Auditor’s Report

SLIDEBELTS, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years ended

	2018	2017
Risk Free Interest Rate	2.58%-2.75%	1.77%-2.17%
Dividend Yield	0.00%	0.00%
Estimated Volatility	50.00%	50.00%
Expected Life (years)	5.00	5.00
Fair Value per Stock Option	$0.37	$0.08

For options issued to date, a vesting schedule of two years has been used. A summary of information related to stock options for the years ended December 31, 2018 and 2017 is as follows:

	December 31, 2018		December 31, 2017
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding - beginning of year	3,810,000	$0.059	800,000	$0.015
Granted	6,395,667	$0.083	3,010,000	$0.070
Exercised	-	$-	-	$-
Forfeited	(273,500)	$-	-	$-
Outstanding - end of year	9,932,167	$0.074	3,810,000	$0.059

Exercisable at end of year	2,681,664	$0.054	1,815,829	$0.049

Weighted average grant date fair value of options granted during year	$0.071		$0.039

Weighted average duration to expiration of outstanding options at year-end	9.2		9.2

Stock-based compensation expense of $57,981 and $62,282 was recognized under FASB ASC 718 for the years ended December 31, 2018 and 2017, respectively. Total unrecognized compensation cost related to stock option awards amounted to $249,386 for the year December 31, 2018 and will be recognized over a weighted average period of 39 months.

Warrants

In conjunction with the stock purchase agreement for the issuance of common stock in 2017 discussed in Note 5, the Company issued this investor warrants to purchase additional shares of Class A Common Stock. The warrants were issued on October 2, 2017 and expire after a two-year term on October 2, 2019. Each warrant entitles the holder to purchase 5,536,851 shares of Class A Common Stock at an exercise price of $0.18 per share, subject to the Company’s board of director’s approval. The number of shares issuable under each warrant is subject to adjustment under certain dilution protection clauses.

See accompanying Independent Auditor’s Report

SLIDEBELTS, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years ended

NOTE 7: SAFE AGREEMENTS

During the year ended December 31, 2017, the Company entered into SAFE agreements (Simple Agreement for Future Equity) with investors through a Regulation Crowdfunding campaign in exchange for cash investments totaling $1,069,982. The SAFE agreements have no interest rate or maturity date.

The SAFE agreements entered into become convertible into shares of the Company’s Class A Non-Voting Common Stock. The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 20% discount to the pricing in the triggering equity financing; B) the price implied by a $20,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing.

As of December 31, 2018, the SAFE agreements have not yet converted as a qualifying financing had not yet occurred. The SAFE agreements are recorded as a liability until conversion occurs.

NOTE 8: LEASE OBLIGATIONS

Effective August 6, 2014, the Company entered into a lease agreement for office space, this was an operating lease under ASC 840 and ASC 842. The lease term commenced October 1, 2014 and was scheduled to expire after 38 months, on November 30, 2017. On October 11, 2016 an amendment was made to the Company’s office lease. The lease term commenced on November 1, 2016 and expires on October 31, 2018. On October 22, 2018 the lease was extended to January 31, 2019. Monthly lease obligations under the lease were $10,051 per month.

Effective May 11, 2018, the Company entered into a lease-to-own agreement for office space. The lease term commenced May 15, 2018 and is scheduled to expire on January 31, 2024. The initial lease rate is $0 from May 15, 2018 through August 14, 2018, the rate increases to $4,000 per month from August 15, 2018 through February 14, 2019, the rate then increases to $10,000 per month for the next 12 months, with 2% escalations annually commencing February 15, 2020. The Company is also required to pay a portion of property taxes, utilities, and other common costs. Management has elected for these costs to be recorded as non-lease components. The lease liability resulting from right of use asset is a non-cash transaction of $1,869,005. Management elected to use the practical expedient method for nonpublic entities, which was the risk-free rate for 3 years resulting in a rate of 2.75%

The Company has the option to purchase the building and land and they have been presented with two options. The Company has to pay $15,000 to the landlord for option one before April 30, 2019, which gives the Company a one-time right to exercise the option at any time during the 2-year period from May 1, 2019 to April 30, 2021. If the Company elects to exercise the option, the purchase price to be paid by the Company is $1,700,000. The Company has a second option in which they can pay $15,000 to the landlord before April 30, 2021, which gives the Company a one-time right to exercise the option at any time during the 2-year period from May 1, 2021 to January 31, 2024. If the Company elects to exercise the option, the purchase price to be paid by the Company is $2,100,000. Management has established that it is reasonably certain that option 1 will be exercised and that the lease disclosures and calculations are based on this assumption.

See accompanying Independent Auditor’s Report

SLIDEBELTS, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years ended

Future aggregate minimum rental payments as of December 31, 2018 are as follows:

2019	$114,000
2020	122,200
2021	124,644
2022	127,136
2023	129,676
2024	10,824
Total	$628,480
Payment for exercise of purchase Option 1	1,715,000
Imputed interest	(111,810)
Payments not included, assuming exercise of Option 1	(350,868)
Lease liability as of year-end	1,880,802
Short-term portion of lease liability	(68,085)
Lease liability	$1,812,717

Rent expense for the years ended December 31, 2018 and 2017 totaled $92,503 and $100,952 respectively. The financing lease expense for the year ended December 31, 2018 totaled $31,796.

NOTE 9: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2019.

See accompanying Independent Auditor’s Report

SLIDEBELTS, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years ended

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. There were no material affects as a result of retrospective application. Early adoption is permitted. The Company adopted this new standard effective January 1, 2018.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

Revenue Financing Arrangements

On January 8, 2019, the Company entered into a short-term loan agreement with Clearbanc in the amount of $585,000, bearing interest at 25%.

On January 14, 2019, the Company entered into a short-term loan agreement with Kalamata Capital in the amount of $300,000 bearing interest at 32%, with a required weekly principal and interest payment of $14,667.

On January 16, 2019, the Company refinanced an existing arrangement with Shopify Capital, Inc. resulting in a net amount received of $350,000 and total payback of $388,500, with a 14% remittance rate on sales.

On January 18, 2019, the Company refinanced an existing Amazon loan paying off the remaining balance of $405,974. The new loan amount was $750,000, with a 15.22% interest rate, with a monthly principal and interest payment of $67,772.

On March 4, 2019, the Company entered into a short-term loan agreement with PayPal Working Capital in the amount of $130,000. The Company is to remit 10% of Paypal sales until the loan is paid back.

Stock Issuance

On April 8, 2019, the Company issued 12,871,000 shares of Class C Common Stock resulting in total proceeds of $1,100,000.

Management’s Evaluation

Management has evaluated subsequent events through April 30, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

See accompanying Independent Auditor’s Report

Item 8. Exhibits

Exhibit No.	Description

2.1	Amended and Restated Certificate of Incorporation, as amended**
2.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation**
2.3	Second Amended and Restated Bylaws, as amended**
2.4	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of SlideBelts, Inc., dated April 8, 2019**
3.1	Buy-Sell Agreement dated July 1, 2014**
3.2	Voting and Board Observer Agreement dated June 17, 2015**
4	Form of Subscription Agreement**
6.1	Master Services Agreement with WealthForge Securities, LLC**
6.2	Employment Agreement dated July 17, 2016 between SlideBelts Inc. and Brig Taylor**
6.3	SlideBelts Inc. Amended and Restated 2016 Stock Incentive Plan**
6.4	Promissory Note dated February 2, 2018, of SlideBelts Inc. as Borrower, to Alex Chnaiderman, as Lender.**
6.5	Stock Purchase Agreement dated October 2, 2017 between Alex Chnaiderman and SlideBelts Inc.**
6.6	Shopify Capital Agreement, dated May 9, 2017, between Buyer (Shopify Capital, Inc.) and SlideBelts, Inc.**
6.7	Shopify Capital Agreement, dated January 1, 2018, between Shopify Capital, Inc., as Buyer, and SlideBelts, Inc.**
6.8	Loan Agreement, dated April 30, 2018, between Amazon Capital Services, Inc. and SlideBelts, Inc.**
6.9	Loan Agreement, dated August 31, 2018 between Amazon Capital Services, Inc. and SlideBelts, Inc.**
6.10	Business Loan Agreement dated July 31, 2015 between First U.S. Community Credit Union, as Lender, and SlideBelts Inc., as Borrower**
6.11	Retail Installment Sale Contract, dated October 11, 2017, between Toyota Financial Services (GPI SAC-T, Inc.) as Seller-Creditor, SlideBelts Inc., as Buyer, and Brigham Taylor, as Co-Buyer**
6.12	PayPal Working Capital Account Agreement, dated May 7, 2018, between SlideBelts Inc. as Borrower, and WebBank, as Lender**
6.13	Lease between FJM Palms Associates, LLC and SlideBelts, Inc. dated October 11, 2016**
6.14	Lease between Monson Properties AZ, LLC and SlideBelts, Inc. dated May 11, 2018**
6.15	Form of Technology Agreement between SlideBelts Inc. and Prime Trust, LLC**
6.16	Form of Bank Card Merchant Agreement between SlideBelts Inc. and WorldPay, LLC**
6.17	Form of Class C Stock Purchase Agreement dated April 8, 2019 Form of Bank Card Merchant Agreement between SlideBelts Inc. and WorldPay, LLC**
8.1	Form of Escrow Agreement with WealthForge Securities LLC**
8.2	Form of Escrow Agreement with PrimeTrust, LLC**
11	Auditor’s Consent **
12	Opinion of CrowdCheck Law LLP **
15.1	Draft offering statement submitted pursuant to Rule 252(d) filed August 31, 2018**

** Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SLIDEBELTS INC.

By	/s/ Brig Taylor
Brig Taylor, Chief Executive Officer Date: April 30, 2019

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Brig Taylor
Brig Taylor, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, President, Director
Date: April 30, 2019

/s/ Alex Chnaiderman
Alex Chnaiderman, Director
Date: April 30, 2019

/s/ Chris Gordon
Chris Gordon, Director
Date: April 30, 2019